UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2012
______________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding Corporación Financiera Colombiana S.A. – Corficolombiana dated June 6, 2012

Item 1

Corporación Financiera Colombiana S.A. - Corficolombiana, a consolidated subsidiary of Grupo Aval Acciones y Valores S.A., has made public the following relevant information:

“CORPORACION FINANCIERA COLOMBIANA S.A.

RELEVANT INFORMATION

June 6, 2012

The Board of Directors of CORPORACION FINANCIERA COLOMBIANA S.A. has authorized its legal representatives to negotiate and subscribe all agreements and documents necessary to submit a tender offer for common shares of PROMIGAS S.A. E.S.P..  The number of shares to be tendered may be at least one (1) common share and not more than ninety nine million seven hundred twenty six thousand eight hundred and seventy five (99,726,875) common shares,  which represent seventy five point zero three percent (75.03%) of the outstanding shares of PROMIGAS S.A E.S.P.

Information on price and other terms of the tender offer will be included in the booklet and the tender offer announcement.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations